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                            October 7, 2022

       Nicola Santoro, Jr.
       Chief Financial Officer and Chief Accounting Officer
       Rithm Capital Corp.
       799 Broadway
       New York, NY 10003

                                                        Re: Rithm Capital Corp.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed February 17,
2022
                                                            File No. 001-35777

       Dear Nicola Santoro:

               We have reviewed your August 23, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 3, 2022 letter.

       Form 10-K for the fiscal year ended December 31, 2021

       Item 8. Consolidated Financial Statements
       Note 3. Business Acquisitions, page 155

   1.                                                   We note your response
to comment 1. Please address the following:
                                                            Please provide us
with a copy of the contract for the acquisition.
                                                            Please provide a
more detailed analysis on how you determined it was appropriate to separate the
transaction into two components (the Mortgage Loans Receivable
                                                           Portfolio and
Genesis Capital LLC) when determining whether you have acquired a business pursuant to
Rule 11-01(d) of Regulation S-X. Within your response, please reference any
authoritative guidance relied upon to separate the transaction into two components.
                                                            We note in your
June 28, 2022 response to comment 1 that Genesis performed
 Nicola Santoro, Jr.
Rithm Capital Corp.
October 7, 2022
Page 2
              portfolio management services for the purchased Mortgage Loans Receivable
              Portfolio before the acquisition. Please confirm if Genesis continues to perform such services for these loans after the acquisition. Please tell us how you considered this factor into your analysis to separate the transaction into two components.
                Please tell us if Genesis performs portfolio management services for any of your other loan portfolios.
                Please tell us the business purpose, if any, for acquiring the two components together.
                Please tell us if the acquisition the Mortgage Loans Receivable Portfolio was conditioned on the acquisition of Genesis, or vice versa.

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.



FirstName LastNameNicola Santoro, Jr.                          Sincerely,
Comapany NameRithm Capital Corp.
                                                               Division of
Corporation Finance
October 7, 2022 Page 2                                         Office of Real
Estate & Construction
FirstName LastName